Exhibit 1.02

Cadence Design Systems, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

Introduction

Cadence Design Systems, Inc. (“Cadence”) develops solutions that our customers use to design increasingly small and complex integrated circuits (“ICs”) and electronic devices. Our solutions are designed to help our customers reduce the time to bring an IC or electronic device to market and to reduce their design, development and manufacturing costs.

Cadence’s product offerings include Electronic Design Automation software, emulation hardware, including our Palladium® series of emulation platforms and the Rapid Prototyping Platform, and two categories of intellectual property (“IP”) — verification IP and design IP. We provide maintenance for our software, hardware and IP product offerings. We also provide engineering services related to methodology, education, hosted design solutions and design services for advanced ICs and development of custom IP. These services help our customers manage and accelerate their electronics product development processes.

For the period covered by this Report, the only products that Cadence manufactured or contracted to manufacture that contain conflict minerals (as defined in Item 1.01 of Form SD) were its emulation hardware platforms (the Palladium series and the Rapid Prototyping Platform) and the boards on which it delivers intellectual property to customers (collectively, the “Covered Products”). For the period covered by this Report, based on the due diligence measures described in this Report, we have been unable to determine whether the conflict minerals contained in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Design of Our Conflict Minerals Program

The design of our conflict minerals program is intended to conform, in all material respects, to the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements on Tin, Tantalum and Tungsten and on Gold. Our conflict minerals program for the period covered by this Report is summarized below.

1.	Establish Strong Company Management Systems

Cadence has assembled an internal conflict minerals team to develop, implement and oversee our conflict minerals program. The team is comprised of members from procurement, internal audit, legal and government affairs, and it directly oversees our conflict minerals program. The team reports to our Chief Financial Officer and our General Counsel. We also engaged a third-party consultant to support our conflict minerals program. To facilitate the development and implementation of our conflict minerals program, we developed a written conflict minerals compliance plan that details the components and action items comprising our conflict minerals program.

Cadence adopted a written conflict minerals policy in 2014, and it is publicly available on our website at http://conflictminerals.cadence.com. Our policy sets forth our commitment to responsible sourcing of conflict minerals and our expectation for suppliers to provide materials to Cadence that do not directly or indirectly finance or benefit armed groups in the Covered Countries, adopt policies and procedures to support our compliance with the Rule, and participate in our due diligence efforts.

Cadence does not purchase conflict minerals directly from mines, smelters or refiners, and we have no relationships with mines, smelters or refiners. Rather, we purchase products and materials that may contain conflict minerals from third-party suppliers. As a result, we must rely on our direct suppliers to provide us with information regarding the conflict minerals contained in the products and materials those suppliers provide to us, and our direct suppliers are similarly reliant upon information provided by their suppliers.

Cadence has implemented a supply chain due diligence plan based on the due diligence tools developed by the Conflict-Free Sourcing Initiative (the “CFSI”), including a supplier survey based on the CFSI’s Conflict Minerals Reporting Template, which is designed to identify the smelters and refiners that process the conflict minerals in a company’s supply chain. Cadence’s due diligence efforts are described in more detail below.

Cadence is committed to operating its business in an ethical manner, and we have an established grievance mechanism, as described in our Code of Business Conduct, that enables employees and others to report concerns, including any concerns regarding our conflict minerals supply chain.

2.	Identify and Assess Risks in the Supply Chain

For the 2013 reporting year, Cadence identified and assessed risks in its supply chain through direct communications with its suppliers and certain of their direct manufacturers (including through the survey process mentioned above) and by evaluating suppliers’ and manufacturers’ responses to the communications and survey process.

First, Cadence sent a letter to suppliers regarding Cadence’s conflict minerals compliance obligations and suppliers’ responsibilities under our conflict minerals program. Cadence also developed and delivered training and Frequently Asked Questions to suppliers regarding Cadence’s conflict minerals compliance obligations and conflict minerals program.

Then, as indicated above, Cadence implemented a supply chain survey process based on the CFSI’s Conflict Minerals Reporting Template. The survey requested that our direct suppliers identify the smelters and refiners and countries of origin of the conflict minerals in the products and materials that they supply to Cadence. For the 2013 reporting year, we treated all supplier-provided parts and assemblies, except for paper products, as possibly containing conflict minerals in order to be as inclusive as possible. Accordingly, we sent the supplier survey, along with instructions for completing the survey and Frequently Asked Questions about conflict minerals compliance, to all identified direct suppliers of products and materials (except paper products) for Cadence products.

We reviewed the supplier responses to our survey to determine if they were complete, and we reissued the survey to suppliers that provided incomplete responses. With respect to suppliers that did not provide a response to the survey or provided an incomplete response, we followed up with the supplier by telephone and/or email multiple times with reminders to complete the survey. We documented the information received from suppliers, and, with respect to the suppliers that provided smelter and refiner information, compared the smelters and refiners identified by the supply chain survey against the CFSI’s conflict-free smelter list.

Through this process, Cadence identified the suppliers that were unresponsive to our inquiries, provided incomplete responses or were sourcing conflict minerals from facilities not listed on the CFSI’s conflict-free smelter list. In addition, Cadence reviewed the supplier responses to the conflict minerals survey to assess supplier capabilities and the maturity of our suppliers’ conflict minerals programs.

3.	Design and Implement a Strategy to Respond to Identified Risks

In connection with our supply chain risk assessment, as described above, we adopted a risk management plan to respond to identified risks and monitor suppliers’ progress in meeting our expectations as set forth in our conflict minerals policy. The risk management plan calls for engagement with suppliers that indicate, through the survey process or otherwise, that they do not have a conflict minerals policy, and for communication of our expectation that the supplier will develop a policy and a due diligence program.

In addition, the plan sets forth a fact-specific approach to engagement with individual suppliers that are unresponsive to our inquiries, provide incomplete responses or are sourcing conflict minerals from facilities that are not listed on the CFSI’s conflict-free smelter list, including engagement to identify alternative sources of conflict minerals. In this regard, Cadence sent a letter to suppliers that, despite our follow-up communications, were unresponsive to our inquiries or provided incomplete responses. The letter notified them that a lack of response could jeopardize the supplier relationship. Several of our direct suppliers indicated that they would not complete the supplier survey or participate in our due diligence efforts, and, with respect to these suppliers, we have started to evaluate alternative sources of supply for the products and materials provided to us by these suppliers. In addition, in some cases, our direct suppliers were unable to provide complete survey responses because they are distributors; in those cases, we sent the supplier survey to their suppliers.

We summarized key findings from our risk mitigation efforts and regularly updated our Chief Financial Officer and General Counsel on the results of our due diligence efforts.

4.	Support the Development and Implementation of Independent Third-Party Audits

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains for conflict minerals. However, we support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.

5.	Report on Supply Chain Due Diligence

As indicated in the Form SD, this Report is publicly available on the investor relations page of our website at www.cadence.com/cadence/investor_relations, and, as indicated above, our conflict minerals policy is publicly available on our website at http://conflictminerals.cadence.com.

Results of Our Due Diligence Measures

Over 95% of the surveyed suppliers acknowledged Cadence’s supplier survey, and over 70% of the surveyed suppliers responded to the survey itself. However, the vast majority of these respondents indicated that they were unable to provide at least some of the requested information, including information about the smelters and refiners in their supply chains, and only one respondent identified a processing facility that is included on the CFSI’s conflict-free smelter list. The small number of respondents that provided information about the smelters and refiners in their supply chains were unable to identify the corresponding country of origin of their minerals.

As such, based on the due diligence measures described in this Report, we have been unable to determine whether the conflict minerals contained in the Covered Products originated in the Covered Countries or came from recycled or scrap sources, or to determine the countries of origin of these conflict minerals or the facilities used to process them. Our efforts to determine the mine or location of origin of the conflict minerals in the Covered Products with the greatest possible specificity consisted of the due diligence measures described in this Report, including our efforts to seek information from suppliers using a supply chain survey process based on the CFSI’s Conflict Minerals Reporting Template.

Our Approach Going Forward

Since the end of the 2013 reporting period, we took, or plan to take, the following steps to improve our due diligence to further mitigate the risk that the conflict minerals in our Covered Products could benefit armed groups in the Covered Countries:

•	In 2014, Cadence adopted a conflict minerals policy, as discussed above, and made it publicly available on our website. For the 2014 reporting period, we intend to include a copy of our conflict minerals policy, along with the supplier survey, instructions and Frequently Asked Questions, in the materials we send to our suppliers.

•	We joined the CFSI in 2014, and, through our membership and participation in the CFSI, we will support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing and help to build leverage over our conflict minerals supply chain to encourage conflict-free sourcing.

•	We drafted contractual provisions relating to conflict minerals compliance requirements that we will endeavor to incorporate into our supplier contracts as they are entered into or renewed.

•	We drafted requirements relating to conflict minerals compliance requirements that will be incorporated into product drawings provided to suppliers in connection with the manufacture of new products.

•	Pursuant to our risk mitigation plan, as discussed above, we intend to continue to engage with individual suppliers that are unresponsive to our inquiries, provide incomplete responses or are sourcing conflict minerals from facilities that are not listed on the CFSI’s conflict-free smelter list. We expect that our approach will include considering alternative sources of conflict minerals, with a goal of decreasing the percentage of suppliers providing conflict minerals of indeterminate origin to Cadence. In addition, we intend to continue to monitor and track suppliers that do not meet the expectations set forth in our conflict minerals policy to evaluate their progress in meeting those expectations.

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